Exhibit 99.1

GDS to Hold Extraordinary General Meeting and Additional Shareholders Meetings on February 24, 2026

SHANGHAI, China, January 26, 2026 (GLOBE NEWSWIRE) -- GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS; HKEX: 9698), a leading developer and operator of high-performance data centers in China, today announced that it will hold an Extraordinary General Meeting of Shareholders (the “EGM”) at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C. at 4:00 p.m. (China Standard Time) on February 24, 2026 (which is 3:00 a.m. (Eastern Time) on February 24, 2026). A meeting of the holders of the class A ordinary shares (the “Class A Shareholders Meeting”) will be at the same place at 4:30 p.m. (China Standard Time) on February 24, 2026, a meeting of the holders of the Series A preferred shares (the “Preferred Shareholders Meeting”) will be at the same place at 5:00 p.m. (China Standard Time) on February 24, 2026, and a meeting of the holders of the class B ordinary shares (the “Class B Shareholders Meeting” and, together with the Class A Shareholders Meeting and the Preferred Shareholders Meeting, collectively, the “Shareholders Meetings”) will be at the same place at 6:00 p.m. (China Standard Time) on February 24, 2026. The notices of the above meetings have been dispatched.

Holders of the Company’s ordinary shares and Series A convertible preferred shares listed in the register of members of the Company at the close of business on February 9, 2026 (China Standard Time) are entitled to receive notice of, and vote at, the EGM, their relevant Shareholders Meeting(s) and/or at any adjournment that may take place. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act through JPMorgan Chase Bank, N.A. (“JPMorgan”), the depositary of the Company’s ADS program.

Copies of the Notices of the EGM and the respective Shareholders Meetings, which sets forth the resolutions to be proposed and for which adoption from shareholders is sought, the Proxy Statements and the Proxy Cards are available on the Investor Relations section of the Company’s website at http://investors.gds-services.com, on the SEC’s website at www.sec.gov and HKEX’s website at http://www.hkexnews.hk.

Additional Information About Proposal 1 at each of the EGM and the Shareholders Meetings

Mr. William Wei Huang (“Mr. Huang”), Chairman and Chief Executive Officer of the Company, beneficially owns 46,139,704 ordinary shares (comprising 2,549,368 Class A ordinary shares in the form of American Depositary Shares (“ADSs”) and 43,590,336 Class B ordinary shares owned by him or his associates), representing 2.8 per cent. of the Company’s total issued share capital as of December 31, 2025.

Pursuant to the Company’s articles of association (the “Articles of Association”), the share capital of the Company shall be divided into shares of three classes, Class A ordinary shares, Class B ordinary shares and preferred shares. The Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another other than, among other things, so long as Mr. Huang continues to have beneficial ownership in not less than 2.75% (subject to certain exclusions) of the then issued share capital of the Company on an as converted basis (the “Minimum Shareholding”), the Class B ordinary shares are entitled to cast twenty (20) votes per Class B ordinary share on: (a) the election of a majority of the Directors of the Company in accordance with the provisions of the Articles of Association; and (b) any amendment of Articles of Association that would adversely affect the rights of the holders of the Class B ordinary shares. All Class B ordinary shares are subject to automatic conversion into Class A ordinary shares when, among other things, Mr. Huang ceases to have beneficial ownership in not less than the Minimum Shareholding.

The Company provides data center services to a large variety of institutional customers in the Chinese Mainland, including a significant number of financial institutions and internet platform companies that are our key customers. Due to the sensitive nature of their business, including in areas such as data security, data protection and cybersecurity, such customers are subject to various rules and regulations from various regulatory authorities concerning, among other things, requirements on financial data security, cybersecurity and personal information protection, and such rules and regulations are continuously evolving. As such, a number of the Company’s customers have recently informed the Company that, going forward, for data center services provided to certain segments of their business, they will only work with data center service provider(s) that are controlled by Chinese nationals or entities in either procuring new data center services or renewing existing contracts for these business segments as part of these customers’ regulatory compliance assessment and to satisfy certain regulatory requirements which apply to these customers.

The Company is currently controlled by Chinese nationals by virtue of its weighted voting rights (“WVR”) structure that allows Mr. Huang, the Company’s founder, Chairman and CEO as well as a Chinese national, to be able to exercise de facto control the majority of the Company’s board of directors by virtue of his right to elect or appoint a majority (i.e., 6) of the directors of the Company. In order to further enhance our structure to more clearly demonstrate that the Company can establish “control” under such regulatory rules and requirement in order to be able to continue to work with such customers, the Board proposes to strengthen such “control” by Chinese nationals through increasing the voting power attached to the Class B ordinary shares held by Mr. Huang, from twenty (20) votes per share to fifty (50) votes per share, so that the voting power of the Chinese shareholders or investors for the election of a majority (i.e., 6) of the directors of the Company will exceed 50%.

Such proposal would increase Mr. Huang’s voting power on two matters in the Company’s general meetings from approximately 36.2% (on a 1:20 basis) to approximately 58.6% (on a 1:50 basis) based on the number of shares as of December 31, 2025, being the right to elect a majority (i.e., six) of the Company’s eleven directors and to approve any change to the Company’s articles of association that would adversely affect the rights of Class B shareholders. Upon adoption of the proposal, the Company would, per our discussion with our customers, legal advisers and other relevant parties, have further enhanced our Company’s “control” by Chinese nationals in terms of voting rights so that the Company can continue servicing such key customers in accordance with such regulatory compliance requirements.

The Board considers that such proposal does not affect the Company’s governance structure or prejudice the rights of its shareholders as a whole, as Mr. Huang is currently already able to exercise de facto control over the majority of the Company’s board under its WVR structure. Specifically, the Class B ordinary shares held by Mr. Huang entitle him to directly appoint a majority of the members of the board (i.e., six) by written notice regardless of the voting results in the general meeting pursuant to Article 86 of the Company’s Articles of Association. In addition, given all amendments that adversely affect the rights of Class B shares would need to be approved in the class meeting of Class B ordinary shares, Mr. Huang’s additional rights do not increase, in substance, his veto-rights in such matters.

Based on the above, the Board believes the proposal strikes the balance between safeguarding the interests of the Company’s shareholders as a whole while allowing the Company to continue servicing such key customers in accordance with their regulatory compliance requirements. The Board (including the Independent Directors) consider the proposal to be beneficial to the Company’s shareholders as a whole as it could allow the Company to continue its business operation in the Chinese Mainland.

Mr. Huang has also confirmed to the Company that he and his associates (with respect to all of the 2,549,368 Class A ordinary shares in the form of ADSs and 43,590,336 Class B ordinary shares) will abstain from voting with respect to Proposal 1, in both the Meeting and the Class A Shareholders Meeting.

About GDS Holdings Limited

GDS Holdings Limited (NASDAQ: GDS; HKEX: 9698) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located across the key hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancies across all critical systems. The Company is carrier and cloud-neutral, which enables its customers to access the major telecommunications networks, as well as the largest PRC and global public clouds, which are hosted in many of its facilities. The Company has a 25-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s customer base consists predominantly of hyperscale cloud service providers, large internet companies, financial institutions, telecommunications carriers, IT service providers, and large domestic private sector and multinational corporations. The Company also holds a minority equity interest in DayOne Data Centers Limited, a Singapore-headquartered hyperscale data center platform.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2029-2203

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 6508-0677

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS Holdings Limited